

September 26, 2013

<u>Via E-mail</u>
Dicky Cheung
Chief Executive Officer
Credit One Financial, Inc.
80 Wall Street, Suite 818
New York, NY 10005

> **Re:** **Credit One Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 15, 2013**
> **File No. 000-50320**

Dear Mr. Cheung:

We have reviewed your filing and have the following comments. Please confirm that you will comply with the following comments in future filings and provide us with proposed disclosure regarding your compliance. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please file on a Form 8-K your material agreements. At a minimum, you should file the exclusive advertising agreement with Macau Lotus Satellite TV Media Limited and, from pages 9 and 10 of the Form 10-Q filed on August 14, 2013, the note agreements or form of note agreement whereby you issued loans to Lotus TV.

2. Please advise whether your common stock currently trades in, or is quoted on, any marketplace.

<u>Description of Business, page 4</u>

3. Please expand this section to discuss your business activities and operations in greater detail. We note that you are engaged in "creating, planning and handling advertising" for

your clients. We also note that you only have two employees. Further please disclose whether Lotus has repaid any amounts due under the notes and, if so, the amounts repaid.

Risk Factors, page 5

4.   It appears your entire business is dependent on your relationship with Lotus TV. Please add risk factor disclosure discussing this dependence.

5.   We note your investment in gold bullion. Please revise to disclose any risks associated with this investment.

Management's Discussion and Analysis, page 11

Overview, page 11

6.   From page 12, we note as part of the exclusive advertising agreement with Lotus TV you are required to loan a minimum of $10 million USD and you have loaned about $8.17 million USD. It appears the source of these funds is private placements conducted in the U.S. Please confirm and, if so, revise to disclose that you are conducting private placements to raise funds in the U.S. to loan the funds to Lotus TV per your agreement.

 Results of Operations, page 12

7.   We note your disclosure on page 12 that you entered into an advertising agreement in exchange for $2,014,825 in gold bullion. Please disclose whether this advertising agreement was with Lotus TV or, if not, the other counter-party. Please also file this agreement on a Form 8-K with your other material agreements.

Liquidity and Capital Resources, page 12

8.   Please disclose the amount of capital you will require for your business in the next 12 months and your monthly cash burn rate.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 19

Investment in Gold Bullion, page 20

9.   We note your investment in gold bullion including the use of "Goldeq" electronic receipts. Please tell us more about your decision and purpose behind choosing this form of investment to facilitate your exchange of goods and services with Lotus TV. We note you are in the television marketing and advertising business. Further, the disclosure on page 20 states the gold bullion will be "converted" into Goldeq that will be used to

facilitate to the exchange of goods and services for the company's joint venture to launch interactive game shows. We note this disclosure does not appear in the MD&A on page 12. Please revise. Also please explain the goods and services that you expect to exchange. It appears you sell advertising time on Lotus TV networks and, therefore, it appears you would receive money for selling time.

10.   Additionally, we note that you entered into a "Trust Agreement" with a law firm as the trustee to hold the company's gold bullions. Please file this agreement.

Note 10 – Subsequent Events, page 25

11.   Please tell us whether you have received the funds from the private placement you entered into on January 30, 2013. We note that, as disclosed in your Form 10-Q for the quarter ended June 30, 2013, you have only received $720,000 of $5,490,000 of consideration due.

Item 13. Certain Relationships and Related Transactions; and Director Independence, page 33

12.   We note you issued 90 million shares in a private placement to a related party of Dicky Cheung. Please disclose the name of the related party. See Item 404 of Regulation S-K.

13.   Please also disclose the name of the director who purchased the gold bullion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Ajay Koduri, Attorney-Advisor, at 202-551-3310 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
William Hu, Esq.